October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tania Aldave

Re:	FNCB Bancorp, Inc. Registration Statement on Form S-3 File No. 333-260114 Request for Acceleration of Effectiveness

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FNCB Bancorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:15 p.m., Eastern Time, on Friday, October 15, 2021, or as soon thereafter as practicable. Please call Seth H. Popick of Cozen O’Connor at (412) 620-6527 to provide notice of the effectiveness of the Registration Statement.

Sincerely, FNCB Bancorp, Inc.

By:	/s/ James M. Bone, Jr.
Name: James M. Bone, Jr. Title: Executive Vice President and Chief Financial Officer